SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

08 March 2016

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

            8 March 2016

LLOYDS BANKING GROUP PLC - ANNUAL REPORT AND ACCOUNTS
FOR THE YEAR ENDED 31 DECEMBER 2015

In accordance with Listing Rule 9.6.1, Lloyds Banking Group plc has submitted today the following documents to the National Storage Mechanism.

• Annual Report and Accounts 2015
• Annual Review 2015

These documents will shortly be available for inspection at www.hemscott.com/nsm.do

A copy of the Annual Report and Accounts 2015 and Annual Review 2015 are available through the 'Investors & Performance' section of our website www.lloydsbankinggroup.com

A further announcement will be made for the Notice of 2016 Annual General Meeting and Form of Proxy.

This announcement also contains additional information for the purposes of compliance with the Disclosure and Transparency Rules, including principal risk factors, details of related party transactions and a responsibility statement. This information is extracted, in full unedited text, from the Annual Report and Accounts 2015 (the 'Annual Report'). References to page numbers and notes to the accounts made in the following Appendices, refer to page numbers and notes to the accounts in the Annual Report. The 2015 Results News Release made on 25 February 2016 contained a condensed set of financial statements, the Group Chief Executive's statement and the Chief Financial Officer's review.

-END-

For further information:

Corporate Affairs
Matt Smith                                                                                           +44 (0)20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Investor Relations
Douglas Radcliffe                                                                               +44 (0)20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

FORWARD LOOKING STATEMENTS

This Annual Report contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as 'believes', 'anticipates', 'estimates', 'expects', 'intends', 'aims', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'estimate' and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group's future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group's future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the potential for one or more countries to exit the Eurozone or European Union (EU) (including the UK as a result of a referendum on its EU membership) and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this Annual report are made as of the date hereof, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this Annual Report to reflect any change in Lloyds Banking Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Appendix 1 - Risk Factors

The principal risks and uncertainties relating to Lloyds Banking Group plc are set out on page 30-33 of the Annual Report. The following is extracted in full and unedited form from the Annual Report.

The most significant risks we face which could impact the delivery of our strategy, together with key mitigating actions, are outlined below.

This year we have added two new principal risks:
• Insurance risk, reflecting that we are increasing our exposure to longevity risk, following our entry into the bulk annuity market in 2015; and
• Governance risk, given increasing societal and regulatory focus on governance arrangements.
All risks have the potential to impact our strategic priorities and the summary below illustrates the most predominant strategic priority impacted by the principal risks and uncertainties detailed.

Credit risk
The risk that customers to whom we have lent money or other counterparties with whom we have contracted, fail to meet their financial obligations, resulting in loss to the Group. Adverse changes in the economic and market environment we operate in or the credit quality and/or behaviour of our customers and counterparties could reduce the value of our assets and potentially increase our write downs and allowances for impairment losses, adversely impacting profitability.

Example:
•  Whilst we have a deep understanding of credit risks across our commercial, mortgage and other portfolios; a changing economic environment, e.g. interest rate rises, can impact on customer affordability and therefore our performance.

Key mitigating actions
• Credit policy, incorporating prudent lending criteria, aligned with Board approved risk appetite, to effectively manage risk.
• Robust risk assessment and credit sanctioning, with clearly defined levels of authority to ensure we lend appropriately and responsibly.
• Extensive and thorough credit processes and controls to ensure effective risk identification, management and oversight.
• Effective, well-established governance process supported by independent credit risk assurance.
• Early identification of signs of stress leading to prompt action in engaging the customer.

Regulatory and legal risk
The risks of changing legislation, regulation, policies, voluntary codes of practice and their interpretation in the markets in which we operate can have a significant impact on the Group's operations, business prospects, structure, costs and/or capital requirements and ability to enforce contractual obligations.

Examples:
• Increased regulatory oversight and Prudential regulatory requirements.
• Increased legislative requirements, such as ring-fencing legislation.

Key mitigating actions
•  The Legal, Regulatory and Mandatory Change Committee ensures we develop plans for delivery of all legal and regulatory changes and tracks their progress. Groupwide projects implemented to address significant impacts.

• Continued investment in people, processes, training and IT to assess impact and help meet our legal and regulatory commitments.
• Engage with regulatory authorities and relevant industry bodies on forthcoming regulatory changes, market reviews and Competition and Markets Authority investigations.

Conduct risk
Conduct risk can arise from a number of areas including selling products to customers which do not meet their needs; failing to deal with customers' complaints effectively; not meeting customers' expectations; and exhibiting behaviours which do not meet market or regulatory standards.

Example:
• The most significant conduct cost in recent years has been PPI mis-selling.

Key mitigating actions
• Customer focused conduct strategy implemented to ensure customers are at the heart of everything we do.
• Product approval, review processes and outcome testing supported by conduct management information.
• Clear customer accountabilities for colleagues, with rewards driven by customer-centric metrics.
• Learning from past mistakes through root cause analysis of crystallised issues.

Operational risk
We face significant operational risks which may result in financial loss, disruption or damage to our reputation. These include the availability, resilience and security of our core IT systems and the potential for failings in our customer processes.

Examples:
• A resilient IT environment is critical to providing reliable services to customers and enabling sustainable growth.
• The dynamic threat posed by cyber risk and the potential for external attacks on the integrity of electronic data or the availability of systems.

Key mitigating actions
• Continual review of our IT environment to ensure that systems and processes can effectively support the delivery of services to customers.
• Addressing the observations and associated resilience risks raised in the Independent IT Resilience Review (2013), with independent verification of progress on an annual basis.
•  Investing in enhanced cyber controls to protect against external threats to the confidentiality or integrity of electronic data, or the availability of systems. Responding to findings from third party industry testing.

People risk
Key people risks include the risk that we fail to lead responsibly in an increasing competitive marketplace, particularly with the introduction of the SM&CR in 2016. This may dissuade capable individuals from taking up senior positions within the industry.

Example:
•  Lack of colleague capacity and capability could impact the achievement of business objectives. Additional colleague stretch (including increased dependency on key staff) could result in a loss of expertise.

Key mitigating actions
• Focused action on strategy to attract, retain and develop high calibre people.
• Maintain compliance with legal and regulatory requirements relating to the SM&CR, embedding compliant and appropriate colleague behaviours.
• Continued focus on our culture, delivering initiatives which reinforce behaviours to generate the best long-term outcomes for customers and colleagues.
• Maintain organisational people capability and capacity levels in response to increasing volumes of organisational and external market changes.

Insurance risk
Key insurance risks within the Insurance business are longevity, persistency and property insurance. Longevity risk is expected to increase with the 2015 entry into the bulk annuity market. Longevity is also the key insurance risk in the Group's Defined Benefit Pension Schemes.

Examples:
• Increases in life expectancy (longevity) beyond current assumptions will increase the cost of annuities and pension scheme benefits.
• Uncertain property insurance claims impact Insurance earnings and capital, e.g. extreme weather conditions, such as flooding, can result in high property damage claims.

Key mitigating actions
•  Insurance processes on underwriting, claims management, pricing and product design seek to control exposure to these risks. A team of longevity and bulk pricing experts has been built to support the new bulk annuity proposition.

• The merits of longevity risk transfer and hedging solutions are regularly reviewed for both the Insurance business and the Group's Defined Benefit Pension Schemes.
• Property insurance exposure to accumulations of risk and possible catastrophes is mitigated by a broad reinsurance programme.

Capital risk
The risk that we have a sub-optimal amount or quality of capital or that capital is inefficiently deployed across the Group.

Example:
•  A worsening macroeconomic environment could lead to adverse financial performance, which could deplete capital resources and/or increase capital requirements due to a deterioration in customers' creditworthiness.

Key mitigating actions
• A comprehensive capital management framework that sets and monitors capital risk appetite using a number of key metrics.
• Close monitoring of capital and leverage ratios to ensure we meet current and future regulatory requirements.
• Comprehensive stress testing analysis to evidence sufficient levels of capital adequacy under various adverse scenarios.
• Accumulation of retained profits and managing dividend policy appropriately.

Funding and liquidity risk
The risk that we have insufficient financial resources to meet our commitments as they fall due, or can only secure them at excessive cost.

Example:
•  Our funding and liquidity position is supported by a significant and stable customer deposit base. A deterioration in either the Group's or the UK's credit rating, or a sudden and significant withdrawal of customer deposits, would adversely impact our funding and liquidity position.

Key mitigating actions
•  Holding a large portfolio of unencumbered LCR eligible liquid assets to meet cash and collateral outflows and regulatory requirements and maintaining a further large pool of secondary assets that can be used to access central bank liquidity facilities.

• Undertaking daily monitoring against a number of market and Group-specific early warning indicators and regular stress tests.
• Maintaining a contingency funding plan detailing management actions and strategies available in stressed conditions.

Governance risk
Against a background of increased regulatory focus on governance and risk management, the most significant challenges arise from the SM&CR in force from March 2016 and the requirement to improve the resolvability of the Group and to ring-fence core UK financial services and activities from January 2019.

Example:
• Non-compliance with or breaches of ring-fencing, resolution and SM&CR requirements will result in legal and regulatory consequences.

Key mitigating actions
• Our response to the SM&CR is managed through a programme with work streams addressing each of the major components.
•  A programme is in place to address the requirements of ring-fencing and resolution and we are in close and regular contact with regulators to develop plans for our anticipated operating and legal structures.

• Our aim is to ensure that evolving risk and governance arrangements continue to be appropriate across the range of business in the Group in order to comply with regulatory objectives.

Market risk
The risk that our capital or earnings profile is affected by adverse market rates, in particular interest rates and credit spreads in the Banking business and equity and credit spreads in the Insurance business and the Group's Defined Benefit Pension Schemes.

Examples:
• Earnings are impacted by our ability to forecast and model customer behaviour accurately and establish appropriate hedging strategies.
•  The Insurance business is exposed indirectly to equity and credit markets through the value of future management charges on policyholder funds. Credit spread risk within the Insurance business primarily arises from bonds and loans used to back annuities. Credit spreads affect the value of the Group's Defined Benefit Pension Schemes' liabilities.

Key mitigating actions
• Structural hedge programmes have been implemented to manage liability margins and margin compression, and the Group's exposure to Bank Base Rate.
• Equity and credit spread risks are inherent within Insurance products and are closely monitored to ensure they remain within risk appetite. Where appropriate, asset liability matching is undertaken to mitigate risk.

• The allocation to credit assets has been increased and equity holdings reduced within the Group's Defined Benefit Pension Schemes. A hedging programme is also in place to minimise exposure to nominal rates/inflation.

• Stress and scenario testing of Group risk exposures.

Appendix 2 - Related Party Transactions

The following statements regarding related party transactions of Lloyds Banking Group plc are set out on pages 244 to 246 of the Annual Report. The following is extracted in full and unedited form from the Annual Report.

Note 48: Related party transactions

Key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group's key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its Non-Executive Directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2015 £m	2014 £m	2013 £m
Compensation
Salaries and other short-term benefits	14	15	15
Post-employment benefits	−	1	-
Share-based payments	18	17	21
Total compensation	32	33	36

Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £0.1 million (2014: £0.1 million; 2013: £0.2 million).

	2015 million	2014 million	2013 million
Share option plans
At 1 January	13	14	25
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	3	−	5
Exercised/lapsed (includes entitlements of former key management personnel)	(7)	(1)	(16)
At 31 December	9	13	14

	2015 million	2014 million	2013 million
Share plans
At 1 January	102	105	70
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	37	19	42
Exercised/lapsed (includes entitlements of former key management personnel)	(57)	(22)	(7)
At 31 December	82	102	105

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2015 £m	2014 £m	2013 £m
Loans
At 1 January	3	2	2
Advanced (includes loans of appointed key management personnel)	4	2	2
Repayments (includes loans of former key management personnel)	(2)	(1)	(2)
At 31 December	5	3	2

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 3.99 per cent and 23.95 per cent in 2015 (2014: 0.5 per cent and 23.95 per cent; 2013: 2.5 per cent and 23.9 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2014 and 2013: £nil).

	2015 £m	2014 £m	2013 £m
Deposits
At 1 January	16	13	10
Placed (includes deposits of appointed key management personnel)	58	32	29
Withdrawn (includes deposits of former key management personnel)	(61)	(29)	(26)
At 31 December	13	16	13

Deposits placed by key management personnel attracted interest rates of up to 4.7 per cent (2014: 4.7 per cent; 2013: 2.9 per cent).

At 31 December 2015, the Group did not provide any guarantees in respect of key management personnel (2014 and 2013: none).

At 31 December 2015, transactions, arrangements and agreements entered into by the Group's banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £1 million with four directors and six connected persons (2014: £1 million with six directors and six connected persons; 2013: £1 million with six directors and five connected persons).

Subsidiaries
Details of the Group's subsidiaries and related undertakings are provided on pages 299 to 307. In accordance with IFRS 10 Consolidated financial statements, transactions and balances with subsidiaries have been eliminated on consolidation.

UK government
In January 2009, the UK government through HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer. As at 31 December 2015, HM Treasury held an interest of 9.14 per cent in the Company's ordinary share capital, with its interest having fallen below 20 per cent on 11 May 2015. As a consequence of HM Treasury no longer being considered to have a significant influence, it ceased to be a related party of the Company for IAS 24 purposes at that date.

In accordance with IAS 24, UK government-controlled entities were related parties of the Group until 11 May 2015. The Group regarded the Bank of England and entities controlled by the UK government, including The Royal Bank of Scotland Group plc (RBS), NRAM plc and Bradford & Bingley plc, as related parties.

During the year ended 31 December 2015, the Group participated in a number of schemes operated by the UK government and central banks and made available to eligible banks and building societies.

National Loan Guarantee Scheme
The Group participates in the UK government's National Loan Guarantee Scheme, providing eligible UK businesses with discounted funding based on the Group's existing lending criteria. Eligible businesses who have taken up the funding benefit from a 1 per cent discount on their funding rate for a pre-agreed period of time.

Funding for Lending
The Funding for Lending Scheme represents a further source of cost effective secured term funding available to the Group. The initiative supports a broad range of UK based customers, focusing primarily on providing small businesses with cheaper finance to invest and grow. In November 2015, the Bank of England announced that the deadline for banks to draw down their borrowing allowance would be extended for a further two years until 31 January 2018. At 31 December 2015, the Group had drawn down £32 billion (31 December 2014: £20 billion) under the Scheme.

Enterprise Finance Guarantee Scheme
The Group participates in the Enterprise Finance Guarantee Scheme which supports viable businesses with access to lending where they would otherwise be refused a loan due to a lack of lending security. The Department for Business, Innovation and Skills provides the lender with a guarantee of up to 75 per cent of the capital of each loan subject to the eligibility of the customer. As at 31 December 2015, the Group had offered 6,509 loans to customers, worth over £550 million. Under the most recent renewal of the terms of the scheme, Lloyds Bank plc and Bank of Scotland plc, on behalf of the Group, contracted with The Secretary of State for Business, Innovation and Skills.

Help to Buy
The Help to Buy Scheme is a scheme promoted by the UK government and is aimed to encourage participating lenders to make mortgage loans available to customers who require higher loan-to-value mortgages. Halifax and Lloyds are currently participating in the Scheme whereby customers borrow between 90 per cent and 95 per cent of the purchase price. In return for the payment of a commercial fee, HM Treasury has agreed to provide a guarantee to the lender to cover a proportion of any loss made by the lender. £3,133 million of outstanding loans at 31 December 2015 (31 December 2014: £1,950 million) had been advanced under this scheme.

Business Growth Fund
The Group has invested £176 million (31 December 2014: £118 million) in the Business Growth Fund (under which an agreement was entered into with RBS amongst others) and, as at 31 December 2015, carries the investment at a fair value of £170 million (31 December 2014: £105 million).

Big Society Capital
The Group has invested £36 million (31 December 2014: £31 million) in the Big Society Capital Fund under which an agreement was entered into with RBS amongst others.

Housing Growth Partnership
The Group has committed to invest up to £50 million into the Housing Growth Partnership under which an agreement was entered into with the Homes and Communities Agency.

Central bank facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by central banks.

Other government-related entities
Other than the transactions referred to above, there were no other significant transactions with the UK government and UK government-controlled entities (including UK government-controlled banks) during the period that were not made in the ordinary course of business or that were unusual in their nature or conditions.

Other related party transactions

Pension funds
The Group provides banking and some investment management services to certain of its pension funds. At 31 December 2015, customer deposits of £145 million (2014: £129 million) and investment and insurance contract liabilities of £694 million (2014: £3,278 million) related to the Group's pension funds.

Collective investment vehicles
The Group manages 168 (2014: 132) collective investment vehicles, such as Open Ended Investment Companies (OEICs) and of these 95 (2014: 80) are consolidated. The Group invested £818 million (2014: £811 million) and redeemed £616 million (2014: £984 million) in the unconsolidated collective investment vehicles during the year and had investments, at fair value, of £2,129 million (2014: £2,243 million) at 31 December. The Group earned fees of £187 million from the unconsolidated collective investment vehicles during 2015 (2014: £201 million).

Joint ventures and associates
At 31 December 2015 there were loans and advances to customers of £225 million (2014: £1,901 million) outstanding and balances within customer deposits of £8 million (2014: £24 million) relating to joint ventures and associates. In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2015, these companies had total assets of approximately £3,911 million (2014: £5,553 million), total liabilities of approximately £4,104 million (2014: £6,312 million) and for the year ended 31 December 2015 had turnover of approximately £4,660 million (2014: £5,634 million) and made a loss of approximately £181 million (2014: net loss of £272 million). In addition, the Group has provided £1,710 million (2014: £2,364 million) of financing to these companies on which it received £125 million (2014: £149 million) of interest income in the year.

Appendix 3 - Directors' Responsibility Statement

The following statement is extracted from page 110 of the Annual Report. This statement relates solely to the Annual Report and is not connected to the extracted information set out in this announcement or the 2015 Results News Release dated 25 February 2016.

Statement of directors' responsibilities
The Directors are responsible for preparing the annual report, the Directors' remuneration report and the financial statements in accordance with applicable law and regulations. Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared the Group and parent Company financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Company and Group for that period. In preparing these financial statements, the Directors are required to: select suitable accounting policies and then apply them consistently; make judgements and accounting estimates that are reasonable and prudent; and state whether applicable IFRSs as adopted by the European Union have been followed.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements and the Directors' remuneration report comply with the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

A copy of the financial statements is placed on our website at www.lloydsbankinggroup.com. The Directors are responsible for the maintenance and integrity of the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the current Directors, who are in office and whose names and functions are listed on pages 56 and 57 of this annual report, confirm that, to the best of his or her knowledge:
−    the Group financial statements, which have been prepared in accordance with IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and
      Group; and

−    the management report contained in the strategic report and the directors' report includes a fair review of the development and performance of the business and the position of the Company and Group, together with a description of the principal risks and uncertainties that they face.

The Directors consider that the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company's position and performance, business model and strategy. The Directors have also separately reviewed and approved the strategic report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 08 March 2016